Putnam Municipal Opportunities Trust

Shareholder meeting results (Unaudited)

August 24, 2017
With respect to the election of two Trustees to be voted on by the funds preferred shareholders voting as a separate class, the results were as follows:

					Votes for 	Votes against 		Abstentions
Robert E. Patterson 			802 			-		245
George Putnam, III 			802 			-		245

All tabulations are rounded to the nearest whole number.